North America’s Railroad

NEWS RELEASE

CN reports Q3-2015 net income of C$1,007 million,
or C$1.26 per diluted share

Diluted earnings per share (EPS) increased 21 per cent

MONTREAL, Oct. 27, 2015 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter ended Sept. 30, 2015.

Third-quarter 2015 financial highlights
•	Net income increased 18 per cent to C$1,007 million, while diluted EPS increased 21 per cent to C$1.26.
•	Q3-2015 operating income increased 16 per cent to C$1,487 million.
•	Third-quarter 2015 revenues increased three per cent to C$3,222 million. Carloadings and revenue ton-miles each declined by six per cent.
•	CN’s operating ratio for Q3-2015 improved by five percentage points to a record 53.8 per cent.
•	Free cash flow for the first nine months of 2015 was C$1,741 million, compared with C$2,045 million for the year-earlier period. (1)

Luc Jobin, CN executive vice-president and chief financial officer, said: “CN delivered record third-quarter results thanks to strong team execution in safely and efficiently meeting our customers’ needs while recalibrating resources to the weaker volume environment.

“We remain committed to our long-term agenda of Operational and Service Excellence, investing in the safety and integrity of our network, and fulfilling our role as a true backbone of the economy.

“With CN’s continued strong performance this year, we are pleased to reaffirm our outlook for double-digit adjusted EPS growth in 2015 versus last year’s adjusted diluted EPS of C$3.76.” (1) (2)

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company’s U.S.-dollar-denominated revenues and expenses. On a constant currency basis, CN’s net income for the third quarter of 2015 would have been lower by C$107 million (C$0.13 per diluted share). (1)

Third-quarter 2015 revenues, traffic volumes and expenses
Revenues for the third quarter of 2015 increased by three per cent to C$3,222 million. Revenues increased for automotive (13 per cent), forest products (12 per cent), intermodal (five per cent), petroleum and chemicals (three per cent), and grain and fertilizers (two per cent). Revenues declined for coal (13 per cent) and metals and minerals (three per cent).

The revenue performance was mainly attributable to the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; freight rate increases; strong overseas intermodal demand, higher volumes of finished vehicle traffic, and increased shipments of lumber and panels to U.S. markets. These factors were partly offset by a lower applicable fuel surcharge rate; decreased shipments of coal due to weaker North American and global demand; reduced shipments of energy-related commodities including crude oil, frac sand and drilling pipe; lower volumes of semi-finished steel products and short-haul iron ore; as well as lower volumes of Canadian grain versus the prior year’s record crop.

Carloadings for the quarter declined by six per cent to 1,393 thousand.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, declined by six per cent over the year-earlier quarter. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 10 per cent over the year-earlier period, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.

Operating expenses for the quarter decreased by five per cent to C$1,735 million, mainly due to lower fuel costs and lower casualty and other expense, partly offset by the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses.

Update on recovery of President and CEO Claude Mongeau
Claude Mongeau had successful surgery in Montreal to remove a rare type of soft-tissue tumour.  Mr. Mongeau underwent a procedure to remove his larynx and a voice prosthesis was placed in his throat.  He is currently receiving radiation treatment and is expected to return to work early in the new year following his complete recovery.

“Claude is upbeat, recovering well, and remains engaged in the business,” said Robert Pace, chairman of CN.  “We wish him a speedy and full recovery as he focuses on his health.

“The Board has every confidence in the experienced leadership team to continue to deliver strong results, and all of us look forward to Claude’s return.”

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

2015 key assumptions
CN has made a number of economic and market assumptions in preparing its 2015 outlook. The Company is assuming that North American industrial production for the year will increase by approximately one per cent and is now assuming U.S. housing starts in the range of 1.1 million units and U.S. motor vehicle sales of approximately 17 million units, versus its previous (July 20, 2015) assumptions of 1.2 million and 16.7 million, respectively. The 2014/2015 Canadian grain crop represented a significant reduction toward the historical trend line after a record 2013/2014 grain crop, while the 2014/2015 U.S. grain crop was above trend.  For the 2015/2016 crop year, the Company now assumes that the Canadian grain crop will be below the five-year average and that the U.S. grain crop will be above the five-year average, compared with its previous assumption that both crops would be in-line with trend yields.  CN also now expects 2015 customer shipments of energy-related commodities, namely crude oil and frac sand, to be below 2014 levels, versus its previous assumption of no growth.   With these assumptions, CN now assumes total carloads for all freight categories in 2015 will be approximately 2 per cent below 2014 levels, compared with its previous assumption that 2015 shipments would be comparable with those in 2014.  CN expects continued pricing improvement above inflation.  CN now assumes that in 2015 the value of the Canadian dollar in U.S. currency will be in the range of $0.75 to $0.80, and that the average price of crude oil (West Texas Intermediate) will be in the range of US$45 to US$50 per barrel, versus its previous assumptions of approximately $0.80 and US$50 per barrel, respectively.  In 2015, CN plans to invest approximately C$2.7 billion in its capital program, of which approximately C$1.4 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

2)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2015 outlook.

This earnings news release, as well as additional financial information, including the Financial Statements, Notes thereto and Management’s Discussion and Analysis, is contained in the CN Quarterly Review available on the Company’s website at www.cn.ca/quarterly-releases and on SEDAR at www.sedar.com as well as on EDGAR at www.sec.gov.

CN is a true backbone of the economy whose team of approximately 25,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

Selected Railroad Statistics - unaudited

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

Financial measures
Key financial performance indicators
Total revenues ($ millions)	3,222	3,118	9,445	8,927
Rail freight revenues ($ millions)	3,011	2,920	8,918	8,440
Operating income ($ millions)	1,487	1,286	3,912	3,364
Net income ($ millions)	1,007	853	2,597	2,323
Diluted earnings per share ($)	1.26	1.04	3.21	2.81
Adjusted diluted earnings per share ($) (1)	1.26	1.04	3.26	2.72
Free cash flow ($ millions) (1)	690	775	1,741	2,045
Gross property additions ($ millions)	937	620	2,064	1,350
Share repurchases ($ millions)	417	365	1,250	1,095
Dividends per share ($)	0.3125	0.2500	0.9375	0.7500

Financial position
Total assets ($ millions)	35,823	31,673	35,823	31,673
Total liabilities ($ millions)	21,356	17,926	21,356	17,926
Shareholders' equity ($ millions)	14,467	13,747	14,467	13,747

Financial ratio
Operating ratio (%)	53.8	58.8	58.6	62.3

Operational measures (2)
Statistical operating data
Gross ton miles (GTMs) (millions)	109,740	115,348	331,839	333,067
Revenue ton miles (RTMs) (millions)	55,334	58,946	168,176	172,361
Carloads (thousands)	1,393	1,475	4,160	4,177
Route miles (includes Canada and the U.S.)	19,600	19,600	19,600	19,600
Employees (end of period)	23,929	25,032	23,929	25,032
Employees (average for the period)	24,305	24,915	24,905	24,412

Key operating measures
Rail freight revenue per RTM (cents)	5.44	4.95	5.30	4.90
Rail freight revenue per carload ($)	2,162	1,980	2,144	2,021
GTMs per average number of employees (thousands)	4,515	4,630	13,324	13,644
Operating expenses per GTM (cents)	1.58	1.59	1.67	1.67
Labor and fringe benefits expense per GTM (cents)	0.54	0.50	0.54	0.52
Diesel fuel consumed (US gallons in millions)	98.8	108.1	319.1	327.3
Average fuel price ($ per US gallon)	2.58	3.62	2.72	3.80
GTMs per US gallon of fuel consumed	1,111	1,067	1,040	1,018
Terminal dwell (hours)	14.2	16.0	15.2	17.0
Train velocity (miles per hour)	26.9	26.3	26.0	25.5

Safety indicators (3)
Injury frequency rate (per 200,000 person hours)	1.90	2.15	1.66	1.91
Accident rate (per million train miles)	1.79	3.24	2.25	2.69

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2)
Statistical operating data, key operating measures and safety indicators are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(3)	Based on Federal Railroad Administration (FRA) reporting criteria.

Canadian National Railway Company

Supplementary Information - unaudited

	Three months ended September 30				Nine months ended September 30

	2015	2014	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2015	2014	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions)
Petroleum and chemicals	609	594	3%	(9%)	1,838	1,726	6%	(3%)
Metals and minerals	377	388	(3%)	(15%)	1,105	1,066	4%	(7%)
Forest products	441	393	12%	(2%)	1,283	1,125	14%	3%
Coal	161	185	(13%)	(23%)	468	568	(18%)	(25%)
Grain and fertilizers	479	469	2%	(7%)	1,503	1,426	5%	(1%)
Intermodal	764	731	5%	(2%)	2,181	2,068	5%	-
Automotive	180	160	13%	(2%)	540	461	17%	5%
Total rail freight revenues	3,011	2,920	3%	(7%)	8,918	8,440	6%	(3%)
Other revenues	211	198	7%	(7%)	527	487	8%	(2%)
Total revenues	3,222	3,118	3%	(7%)	9,445	8,927	6%	(3%)
Revenue ton miles (millions)
Petroleum and chemicals	12,445	13,576	(8%)	(8%)	38,487	39,234	(2%)	(2%)
Metals and minerals	5,626	6,664	(16%)	(16%)	16,767	17,691	(5%)	(5%)
Forest products	7,647	7,581	1%	1%	22,494	21,718	4%	4%
Coal	4,122	5,289	(22%)	(22%)	12,248	16,316	(25%)	(25%)
Grain and fertilizers	11,399	12,116	(6%)	(6%)	36,126	37,502	(4%)	(4%)
Intermodal	13,221	12,868	3%	3%	39,307	37,577	5%	5%
Automotive	874	852	3%	3%	2,747	2,323	18%	18%
Total revenue ton miles	55,334	58,946	(6%)	(6%)	168,176	172,361	(2%)	(2%)
Rail freight revenue / RTM (cents)
Petroleum and chemicals	4.89	4.38	12%	(1%)	4.78	4.40	9%	(1%)
Metals and minerals	6.70	5.82	15%	1%	6.59	6.03	9%	(2%)
Forest products	5.77	5.18	11%	(3%)	5.70	5.18	10%	(1%)
Coal	3.91	3.50	12%	(2%)	3.82	3.48	10%	-
Grain and fertilizers	4.20	3.87	9%	(1%)	4.16	3.80	9%	2%
Intermodal	5.78	5.68	2%	(5%)	5.55	5.50	1%	(4%)
Automotive	20.59	18.78	10%	(4%)	19.66	19.85	(1%)	(11%)
Total rail freight revenue per RTM	5.44	4.95	10%	(1%)	5.30	4.90	8%	-
Carloads (thousands)
Petroleum and chemicals	161	168	(4%)	(4%)	483	489	(1%)	(1%)
Metals and minerals	221	295	(25%)	(25%)	701	769	(9%)	(9%)
Forest products	111	111	-	-	332	324	2%	2%
Coal	113	126	(10%)	(10%)	333	392	(15%)	(15%)
Grain and fertilizers	143	153	(7%)	(7%)	444	465	(5%)	(5%)
Intermodal	584	563	4%	4%	1,687	1,567	8%	8%
Automotive	60	59	2%	2%	180	171	5%	5%
Total carloads	1,393	1,475	(6%)	(6%)	4,160	4,177	-	-
Rail freight revenue / carload ($)
Petroleum and chemicals	3,783	3,536	7%	(5%)	3,805	3,530	8%	(2%)
Metals and minerals	1,706	1,315	30%	13%	1,576	1,386	14%	2%
Forest products	3,973	3,541	12%	(2%)	3,864	3,472	11%	-
Coal	1,425	1,468	(3%)	(14%)	1,405	1,449	(3%)	(12%)
Grain and fertilizers	3,350	3,065	9%	-	3,385	3,067	10%	3%
Intermodal	1,308	1,298	1%	(6%)	1,293	1,320	(2%)	(7%)
Automotive	3,000	2,712	11%	(4%)	3,000	2,696	11%	-
Total rail freight revenue per carload	2,162	1,980	9%	(2%)	2,144	2,021	6%	(2%)

Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.
(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

Canadian National Railway Company

Non-GAAP Measures - unaudited

Adjusted performance measures
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively the “Company”, and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2015 unaudited Interim Consolidated Financial Statements, and Notes thereto.

For the three and nine months ended September 30, 2015, the Company reported adjusted net income of $1,007 million, or $1.26 per diluted share and $2,639 million, or $3.26 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2015 exclude a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.

For the three and nine months ended September 30, 2014, the Company reported adjusted net income of $853 million, or $1.04 per diluted share and $2,251 million, or $2.72 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), of $80 million, or $72 million after-tax ($0.09 per diluted share).

The following table provides a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2015 and 2014, to the adjusted performance measures presented herein.

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2015	2014	2015	2014
Net income as reported	$1,007	$853	$2,597	$2,323
Adjustments:
Other income	-	-	-	(80)
Income tax expense	-	-	42	8
Adjusted net income	$1,007	$853	$2,639	$2,251
Basic earnings per share as reported	$1.26	$1.04	$3.23	$2.83
Impact of adjustments, per share	-	-	0.05	(0.09)
Adjusted basic earnings per share	$1.26	$1.04	$3.28	$2.74
Diluted earnings per share as reported	$1.26	$1.04	$3.21	$2.81
Impact of adjustments, per share	-	-	0.05	(0.09)
Adjusted diluted earnings per share	$1.26	$1.04	$3.26	$2.72

Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.31 and $1.26 per US$1.00, respectively, for the three and nine months ended September 30, 2015, and $1.09 per US$1.00, for both the three and nine months ended September 30, 2014.

On a constant currency basis, the Company’s net income for the three and nine months ended September 30, 2015 would have been lower by $107 million ($0.13 per diluted share) and $227 million ($0.28 per diluted share), respectively.

Canadian National Railway Company

Non-GAAP Measures - unaudited

Free cash flow
Management believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

	Three months ended September 30		Nine months ended September 30
In millions	2015	2014	2015	2014
Net cash provided by operating activities	$1,652	$1,328	$3,847	$3,246
Net cash used in investing activities	(1,023)	(552)	(2,166)	(1,220)
Net cash provided before financing activities	629	776	1,681	2,026

Adjustment: Change in restricted cash and cash equivalents	61	(1)	60	19
Free cash flow	$690	$775	$1,741	$2,045

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

Adjusted debt-to-total capitalization ratio
	September 30,	2015	2014
Debt-to-total capitalization ratio (1)		42.0%	36.3%
Add: Impact of present value of operating lease commitments (2)		1.5%	1.7%
Adjusted debt-to-total capitalization ratio		43.5%	38.0%

Adjusted debt-to-adjusted EBITDA multiple

In millions, unless otherwise indicated	Twelve months ended September 30,	2015	2014
Debt		$10,486	$7,841
Add: Present value of operating lease commitments (2)		668	583
Adjusted debt		$11,154	$8,424

Operating income		$5,172	$4,331
Add: Depreciation and amortization		1,147	1,025
EBITDA (excluding Other income)		6,319	5,356
Add: Deemed interest on operating leases		31	29
Adjusted EBITDA		$6,350	$5,385
Adjusted debt-to-adjusted EBITDA multiple		1.76 times	1.56 times

(1)	Debt-to-total capitalization is calculated as total Long-term debt plus Current portion of long-term debt, divided by the sum of total debt plus Total shareholders’ equity.
(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at September 30, 2015, as compared to the same period in 2014, was mainly due to an increased debt level, reflecting a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date and the issuance of $850 million of notes. The Company’s adjusted debt-to-adjusted EBITDA multiple also increased, which was driven by the increased debt level as at September 30, 2015 as compared to September 30, 2014, partly offset by a higher operating income earned for the twelve months ended September 30, 2015, as compared to the twelve months ended September 30, 2014.

Canadian National Railway Company